Exhibit 99.a(5)(ii)

For Immediate Release

Contact:
Jon Grisham, Investor Relations
(516) 767-8830

Acadia Realty Trust Announces it is Increasing its "Dutch Auction" Tender Offer
    to 5,384,615 Shares and Extending the Tender Offer Period to 11:59 P.M.,
                        Eastern Time on February 1, 2002

        New York, NY (January 18, 2002) - Acadia Realty Trust (NYSE: AKR), a fully integrated shopping center and real estate investment trust, today announced that it is extending the tender offer period for its modified Dutch auction tender offer from 11:59 P.M. Eastern time, on January 22, 2002, until 11:59 P.M. Eastern time, on February 1, 2002.

        Acadia also announced that in lieu of a separate agreement to sell his common shares and operating partnership units which are convertible into common shares (in combination "Shares"), Ross Dworman, Chairman of Acadia's Board of Directors, will tender 600,000 Shares pursuant to the terms of the tender offer at the price determined by the modified Dutch auction. Accordingly, Acadia has terminated the agreement for the separate purchase of up to 600,000 of Ross Dworman's Shares and has amended the tender offer to increase by 600,000 the number of Shares it is offering to purchase (from 4,784,615 to 5,384,615).

        Kenneth M. Bernstein, Acadia's President and Chief Executive Officer, said "There appeared to be concern about Mr. Dworman selling his shares to the company outside the formal tender offer. To address those concerns we have made these changes."

        The total amount of funds required to purchase 5,384,615 Shares, the new maximum number of Shares sought in the offer, at $6.50 per share, is $35 million. The maximum number of Shares sought is approximately 16% of the Shares outstanding.

        Acadia commenced the tender offer on December 20, 2001, when it offered to purchase for cash up to 4,784,615 of its Shares, subject to the terms and conditions set forth in the Offer to Purchase dated December 20, 2001 and the related Letter of Transmittal. The terms of the tender offer include a purchase price for each tendered Share of not more than $6.50 nor less than $6.05 net to the seller in cash, without interest.

        As of January 17, 2002, 2,790,000 Shares have been tendered to Acadia in the offer (not including 600,000 Shares that Mr. Dworman will tender). On December 19, 2001, the last trading day prior to the announcement of the tender offer, the New York Stock Exchange closing price for Acadia common shares was $6.26. On January 18, 2002 the closing price was $6.32 per share.

        While Acadia's Board of Trustees has approved this tender offer, neither Acadia nor its Board of Trustees is making any recommendation to shareholders as to whether to tender or refrain from tendering their Shares or as to the price or prices at which they may choose to tender


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their Shares. Shareholders must make their own decision as to whether to tender, how many Shares to tender and the price or prices at which such Shares should be tendered.

        Acadia Realty Trust, headquartered on Long Island, NY, is a self-administered equity real estate investment trust structured as an UPREIT, which specializes in the operation, management, leasing, renovation and acquisition of shopping centers properties. The Company currently owns and operates 53 properties totaling approximately 10 million square feet, primarily in the eastern half of the United States. Acadia's principal executive offices are located in Port Washington, New York, with a corporate office located in Manhattan.

        This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Shares. The offer is being made solely by the Offer to Purchase and related Letter of Transmittal. Investors are urged to read Acadia's tender offer statement on Schedule TO filed with the SEC in connection with Acadia's Dutch auction tender offer, which includes as an exhibit the Offer to Purchase and Letter of Transmittal, as well as any amendments or supplements to the statement when they become available, because they contain important information. Each of these documents has been or will be filed with the SEC and investors may obtain them for free from the SEC at the SEC's website (www.sec.gov) or from MacKenzie Partners, Inc., the information agent for the tender offer, by directing such request to MacKenzie Partners, Inc., 156 Fifth Avenue, New York, NY 10010, telephone (800) 322-2885.

        Certain matters in this press release may constitute forward-looking statements and as such may involve known and unknown risk, uncertainties and other factors which may cause the actual results, performances or achievements of Acadia to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such forward-looking statements speak only as of the date of this document. Acadia does not undertake to update publicly any forward looking statements, whether as a result of new information, future events or otherwise.

        For more information on Acadia Realty Trust visit Acadia Realty Trust's Web site at www.acadiarealty.com


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